Mail Stop 6010   June 18, 2007

Mr. Zhao Yan
Chairman and Chief Executive Officer
Northport Capital Inc.
#1100-1200 W. 73rd Avenue
Vancouver, BC Canada VP6 6G5

     Re: **Northport Capital Inc.**
              Registration Statement on Form SB-2
              Amendment no. 4 filed June 7, 2007
              File No. 333-137300

Dear Mr. Yan:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  "Our business license in China expires on June 19, 2007…," page 8

1. Please update the disclosure and elsewhere in the prospectus as may be applicable.

Management's Discussion and Analysis or Plan of Operations, page 35

Three Month Period Ended March 31, 2007, page 41

2. Your added discussion for this period provides little insight as to what caused the significant changes in the interim period. For instance you report a net increase in subscribers, yet your revenues numbers are drastically lower than the comparative

period. It is also unclear what exactly generated the substantial increase in net loss compared to the income earned in the comparative interim period. Please revise your discussion to address the significant changes in your operations in a manner that allows an investor understand what has changed and why as well as what the prospects are for future periods.

Financial Statements – March 31, 2007

Note 5 – Related Party Transactions, page F-5

1.   Please revise this disclosure to include a discussion of when these notes are due and any other pertinent information related to the payment of these notes including what you meant in your liquidity discussion on page 42 where you state that, "No specific repayment terms have been finalized in respect to such loans."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James L. Vandeberg, Esq.
        The Otto Law Group, PLLC
        601 Union Street, Suite 4500
        Seattle, Washington 98101